Filed by Grant Prideco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Grant Prideco, Inc.
Commission File No.: 001-15423

Michael McShane
Chairman, Chief Executive Officer
and President
December 17, 2007
Dear Employees:
As with any successful business, there comes a time when change is inevitable to allow for further growth and future successes. We at Grant Prideco have grown our businesses dramatically over the past few years and have led the oilfield service industry in almost every measurable category of financial and technical success. As you might expect, our success did not go unnoticed by others in the industry.
To continue to progress and to better leverage our strengths, I am pleased to announce that Grant Prideco has entered into a definitive agreement with National Oilwell Varco (NOV) to join forces and that National Oilwell Varco will purchase Grant Prideco in early 2008.
By bringing these two world class industry leaders together, we will all benefit from the many synergies that will be available to our customers in the drilling industry. National Oilwell Varco is the world leader in the design, manufacture and sale of drilling rig equipment, drilling motors and other components used in the drilling industry. In addition, their tubular inspection and tubular coating components currently play a key role in the success of our tubular businesses.
Like Grant Prideco, National Oilwell Varco has enjoyed record setting financial results in recent years and is expected to have revenues of nearly $10 billion in 2007. Combining the strengths of our balance sheets, our world class technologies and the experienced employee base, we are primed to continue to lead the drilling industry in the years to come.
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East, Suite 900, Houston, Texas 77060 Phone : 281-878-8000

For the Grant Prideco employees that are impacted by the previously announced sale to Vallourec of TCA, AB Premium Threading and TubeAlloy, nothing changes and the transaction is still on track to close in early 2008, upon receiving the required approvals from the appropriate governmental agencies.
I recognize that change can be unsettling and create anxiety about the future. But, I hope you will join me in looking at the many positive opportunities that will be created by joining two world class organizations.
It has been an honor and a pleasure to serve as your President and CEO for the past six years. I have watched with pride as we have worked together to grow this company into a force to be reckoned with in the industry. Just as the TTS employees who are joining the Vallourec organization will enjoy greater opportunity for growth, I am confident that the same opportunities will be afforded the Grant Prideco employees that will be joining National Oilwell Varco.
Over the next few months, it will be critical to keep our eyes focused on our business amid any distractions that the transition period may cause. Any questions you may have about this transaction should be directed to your respective management teams and you should avoid direct contact with any National Oilwell Varco personnel until we have received the appropriate governmental approvals to finalize the transaction.
Again, please accept my sincere thanks for your dedicated efforts on behalf of Grant Prideco.
I wish you and your families a happy holiday season.

Sincerely,

Mike McShane
Additional Information
In connection with the proposed merger, National Oilwell Varco will file a Registration Statement on Form S-4 and Grant Prideco, Inc. will file a proxy statement with the Securities and Exchange Commission. Grant Prideco, Inc. and its respective directors and officers may be deemed to be participants in the solicitation of proxies from its stockholders. Information about these persons can be found in Grant Prideco’s Annual Report on Form 10-K filed with the SEC and Form 8-K’s filed since the date of filing of the Form 10-K, and additional information about such persons may be obtained from the proxy statement when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FORM S-4 AND PROXY STATEMENT REGARDING THE PROPOSED
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East, Suite 900, Houston, Texas 77060 Phone : 281-878-8000

TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a copy of such documents when they become available, without charge, from the SEC’s web site at www.sec.gov. Copies of such documents may also be obtained free of charge from National Oilwell Varco’s website at www.nov.com and Grant Prideco’s web site at www.grantprideco.com.
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East, Suite 900, Houston, Texas 77060 Phone : 281-878-8000